Exhibit 99.4
FORM OF LETTER
DRYSHIPS INC.
Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights
 Distributed to Shareholders of DryShips Inc.
August 31, 2017

To Brokers, Dealers, Banks and Other Nominees:
This letter is being distributed by DryShips Inc. (the "Company") to brokers, dealers, banks and other nominees in connection with the rights offering (the "Rights Offering") by the Company to subscribe for and purchase shares of common stock, par value $0.01 per share ("Common Stock"), pursuant to non-transferable subscription rights (the "Rights") distributed to all holders of record ("Recordholders") of shares of Common Stock of the Company at 5:00 p.m., New York City time, on August 31, 2017 (the "Record Date"). The Rights and underlying shares of Common Stock are described in the prospectus supplement dated August 31, 2017 (the "Prospectus Supplement"), a copy of which accompanies this letter.
The Company is offering an aggregate of up to 36,363,636 shares of Common Stock in the Rights Offering, as described in the Prospectus Supplement, at a subscription price of $2.75 per share (the "Subscription Price").
The Rights will expire and cease to have any value if not exercised prior to 5:00 p.m., New York City time, on October 2, 2017 (the "Expiration Date"), unless the Rights Offering is extended.
As described in the accompanying Prospectus Supplement, each beneficial owner of shares of Common Stock registered in your name or the name of your nominee is entitled to one Right for each share of Common Stock owned by such beneficial owner at 5:00 p.m., New York City time, on the Record Date. The Rights of each Recordholder will be evidenced by a non-transferable subscription rights certificate (each, a "Rights Certificate") registered in the Recordholder's name or its nominee.  Each Right will allow the holder thereof to subscribe for 1.1526 shares of Common Stock at the Subscription Price (the "Basic Subscription Right"). For example, if a Recordholder owned 1,000 shares of Common Stock as of 5:00 p.m., New York City time, on the Record Date, the Recordholder would receive 1,000 Rights and would have the right to purchase 1,152 shares of Common Stock (1,152.60 rounded down to the nearest whole number) at the Subscription Price (for a total payment of $3,168.00). If a Recordholder exercises its Basic Subscription Right in full, subject to the allocation described below, the Recordholder will be entitled to an oversubscription privilege to purchase at the Subscription Price additional shares of Common Stock that have not been purchased by other holders pursuant to their Basic Subscription Rights (the "Oversubscription Privilege").
If an insufficient number of shares are available to fully satisfy all oversubscription requests, then the Company will allocate the available shares among the holders exercising the Oversubscription Privilege first, pro rata according to each holder's percentage ownership of Common Stock prior to the Rights Offering and second, pro rata according to the number of shares of Common Stock subscribed for by each holder pursuant to the Oversubscription Privilege.
The Company will not issue fractional shares. Fractional shares resulting from the exercise of the Basic Subscription Right and the Oversubscription Privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the closing of the Rights Offering.
We are asking persons who hold shares of Common Stock beneficially and who have received the Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of shares of Common Stock directly and prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, we are asking beneficial owners who wish to obtain a separate Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Rights Certificate be issued.
All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent, incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.
Enclosed are copies of the following documents:
1.          Prospectus Supplement;
2.          Rights Certificate;
3.          Instructions as to Use of DryShips Inc. Rights Certificates;
4.          A form of letter which may be sent to your clients for whose accounts you hold shares of Common Stock registered in your name or the name of your nominee;
5.          Form of Beneficial Owner Election Form;
6.          Form of Nominee Holder Certification; and
7.          Notice of Important Tax Information.
Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Right and Oversubscription Privilege to the Subscription Agent, as indicated in the Prospectus Supplement. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any checks, prior to 5:00 p.m., New York City time, on the Expiration Date.
A holder may revoke its exercise of its Rights at any time before the Expiration Date of the Rights Offering, as may be extended, by following the procedures set forth in the section of the Prospectus Supplement entitled "The Rights Offering—Revocation." Any funds remitted to the Subscription Agent will be promptly returned to the holder upon proper revocation.
Additional copies of the enclosed materials may be obtained from Advantage Proxy Inc. (the "Information Agent"). The Information Agent's telephone number is (877) 870-8565 or if you are a bank or broker, (206) 870-8565. Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.
Very truly yours,

DryShips Inc.